UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-41677

CytoMed Therapeutics Limited

(Exact name of registrant as specified in its charter)

1 Commonwealth Lane

#08-22

Singapore 149544

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On April 28, 2025, CytoMed Therapeutics Limited (the “Company”) issued a press release dated April 28, 2025, announcing clinical and corporate updates, together with its financial results for the full year ended December 31, 2024.

A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

Exhibits

Exhibit No.	Description
99.1	Press Release dated April 28, 2025 titled: CytoMed Therapeutics Reports Full Year Ended December 31, 2024 Financial Results and Provides Clinical and Corporate Updates

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CytoMed Therapeutics Limited

Date: April 28, 2025	By:	/s/ CHOO Chee Kong
CHOO Chee Kong
Director and Chairman